RALLY RD.

Purchase Option Agreement

As of October 18th, 2019

This exclusive purchase option agreement (the “Option Agreement”) is made between RSE Archives, LLC (“Purchaser” or “us”) and WBQ USA, LLC dba WatchBox (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

▪For a period of time from the date of this Option Agreement (the “Option Period”), as outlined below, you grant us the exclusive right to purchase the Asset(s).

Your Rights & Obligations:

▪You maintain possession of the Asset(s) throughout the Option Period.

▪You will provide us reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement.

Other:

▪This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset:	Rolex Submariner ‘Smurf’”
Description:	Ref. 116619LB w/ Box & Papers
Total Acquisition Cost:	$ 29,500
Consideration: Cash (%) Equity (%) Total	$ 29,500 (100%) 0 ( 0%) $ 29,500
Other Terms: Option Period Down-Payment Balance Due	N/A – Purchase, No Option $ 29,500 due at signing N/A

Acknowledged and Agreed:

1

CONFIDENTIAL

RALLY RD.

By: /s/ Christopher J. Bruno	By: /s/ Brian Govberg
PURCHASER	SELLER
Name:Christopher J. Bruno	Name: Brian Govberg
Title: Chief Executive Officer	Title: Partner

CONFIDENTIAL